October 18, 2013
Via EDGAR and E-mail
United States Security and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mara L. Ransom, Assistant Director
Re: CST Brands, Inc.
Registration Statement on Form S-4
Filed September 13, 2013
File No. 333-191165
Dear Ms. Ransom:
We are hereby responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 11, 2013, in connection with the above referenced Registration Statement on Form S-4 (the “Registration Statement”) of CST Brands, Inc. (the “Company”). The Company has filed through EDGAR and separately forwarded courtesy copies of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, each of which has been marked to show changes made to the original filing.
Your numbered comments with respect to the Registration Statement have been reproduced below in bold text. Our responses thereto are set forth immediately following the reproduced comment to which it relates. All page references in the Company’s responses are to the courtesy copy of Amendment No. 1.
General
1. We note that you are proposing to register the 5.0% Senior Notes due 2023 in reliance on the position that the staff enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
Company Response: The Company has submitted a separate letter with Amendment No. 1 containing the required confirmations and representations as requested.

United States Securities and Exchange Commission
October 16, 2013

Cover Page
2. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
Company Response: The Company hereby confirms that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). The Company hereby confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
Forward Looking Statements, page 1
3. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.
Company Response: The Company has revised the Registration Statement on page iii as requested.
The Exchange Offer, page 6
4. At page 6, you reference the staff’s interpretations rendered to unrelated third parties. Please advise us whether you are intending to register this exchange offer based on the position that the staff enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993), each as also referenced above. If so, please discuss in necessary detail the factual and legal basis for your belief that the transaction would be consistent with the previously enunciated staff positions in that regard. In particular, we note that the outstanding notes were initially issued to Valero Energy Corporation (“Valero”), rather than to a broker-dealer, as in the aforementioned previously enunciated staff positions, and Valero subsequently transferred the notes to Credit Suisse Securities (USA) LLC (“Credit Suisse”) in exchange for the satisfaction and discharge of short-term debt obligations of Valero to Credit Suisse. In your explanation, please explain the exemptions from registration relied upon in each of the transactions mentioned above. We may have additional comments.
Company Response: The Company respectfully submits that, while the outstanding notes were issued in a multi-part transaction, the Company’s issuance of the outstanding notes was, in substance, similar to a traditional corporate capital raise consistent with the Exxon Capital Holdings Corp. no-action letter and its progeny.  Like a traditional corporate capital raise followed by an acquisition of assets, the multi-part transaction resulted in Valero receiving the benefit of cash consideration from the Company in exchange for the contribution of assets in connection with the Company’s separation from Valero. The steps were as follows:

•	Prior to the issuance of the outstanding notes, Valero issued short-term debt to Credit Suisse in return for cash.

•
The outstanding notes were issued to Valero in a private transaction pursuant to Section 4(a)(2) of the Securities Act as part of the consideration provided to Valero for the assets contributed by Valero

United States Securities and Exchange Commission
October 16, 2013

to the Company in the separation.

•
Prior to the issuance of the outstanding notes to Valero, Credit Suisse, Valero and the Company entered into an exchange agreement that outlined the terms and conditions of the debt-for-debt exchange, including Valero’s obligation to sell the outstanding notes to Credit Suisse in a private transaction pursuant to Section 4(a)(2) of the Securities Act in consideration of the retirement of Valero’s short-term debt issued to Credit Suisse.

•
On the date of the execution of the exchange agreement, Credit Suisse, the other initial purchasers (each of which are broker-dealers) and the Company entered into an offering agreement to conduct a private placement pursuant to Rule 144A and Regulation S of the Securities Act of the outstanding notes to be received by Credit Suisse in the debt-for-debt exchange.

•
The initial purchasers, including Credit Suisse, then sold the outstanding notes to investors pursuant to Rule 144A and Regulation S under the Securities Act and pursuant to the terms and conditions of the offering agreement, with Credit Suisse retaining the proceeds.

The Company’s separation from Valero, the issuance and sale of the outstanding notes by the Company to Valero, the debt-for-debt exchange and the closing of the private placement of the outstanding notes to investors each took place on the same date. In addition, the completion of the debt-for-debt exchange pursuant to the exchange agreement was conditioned upon the completion of the separation of the Company from Valero and the completion of the private placement to investors pursuant to the offering agreement, and the completion of the private placement pursuant to the offering agreement was, in turn, conditioned upon the completion of the separation of the Company from Valero and the completion of the debt-for-debt exchange.
In addition, the Company notes that under the Morgan Stanley no-action letter, two permissible transaction types are contemplated, including an issuance, directly or through an agent, of securities directly to initial private placees on a private basis under Section 4(a)(2) or pursuant to Regulation D of the Securities Act of 1933, as amended (the “Securities Act”), which securities may be resold by the initial private placees in reliance upon Rule 144A or any other available exemption under the Securities Act. Further, the Company submits that the transactions discussed above, and the registration of the offer pursuant to the Registration Statement, are substantially consistent with transactions described in the registration statements filed by Post Holdings, Inc. (File No. 333-184867), AMC Networks Inc. (File No. 333-180910), Lender Processing Services, Inc. (File No. 333-153221) and Idearc Inc. (File No. 333-142012).
Summary of the Terms of the Exchange Notes, page 10
5. Please clarify whether the subsidiary guarantees are “full and unconditional” and “joint and several” and revise your disclosure accordingly. Please refer to Rule 3-10(f)(2) of Regulation S-X. Please revise here and throughout the document as necessary.
Company Response: The Company hereby confirms that the subsidiary guarantees are full and unconditional and joint and several. The Company has revised the Registration Statement on pages 6, 131, 133 and 150 as requested.
Risk Factors, page 13
6. We note that, in your second quarter 2013 earnings conference call on August 13, 2013, you mentioned the impact of a 3 week construction worker strike in Canada on your same store sales growth. Please consider the effect of this and other similar labor issues on your business and discuss in a risk factor, as appropriate.

United States Securities and Exchange Commission
October 16, 2013

Company Response: The Company has revised the Registration Statement on pages 20 and 21 as requested.
Volatility in crude oil and wholesale motor fuel costs. . .page 23
7. We note that, according to your MD&A, volatility in the price of motor fuel and crude oil has had a material negative impact on your revenue in recent periods. Please prominently address this issue within your risk factor section.
Company Response: The Company has revised the Registration Statement on pages 19 and 20 as requested.
The Terms of the Exchange Offer, page 31
8. You reserve the right “to delay the acceptance of outstanding notes.” Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.
Company Response: The Company hereby confirms that the right to delay acceptance is only due to a potential extension of the exchange offer. The Company has revised the Registration Statement on pages 28 to so state.
Legal Matters, page 191
9. You state that “[c]ertain additional legal matters will be passed upon for us by Baker Botts L.L.P., Houston, Texas.” Please clarify what legal matters will be passed upon by Baker Botts L.L.P. or delete this language, as appropriate.
Company Response: The Company has revised the Registration Statement to remove the reference to Baker Botts L.L.P. on page 187.
Item 22. Undertakings, page II-3
10. Please provide the undertakings required by Regulation S-K Items 512(a)(5)(ii) and (a)(6).
Company Response: The Company has revised the Registration Statement on page II-4 as requested.
Signatures, page II-10
11. Please delete the language stating that the “Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form S-4,” and similar language on all signature pages with respect to each of the registrants.
Company Response: The Company has revised the signature page in the Registration Statement as requested.
12. Please include signatures to the registration statement for Real Estate Ventures, LLC.
Company Response: The Company has included Real Estate Ventures, LLC in the signature pages as requested.
Index to Exhibits
Exhibit 4.1
13. We note that your subsidiary guarantors may in some circumstances be released from their

United States Securities and Exchange Commission
October 16, 2013

obligations to guarantee the Exchange Notes issued in your offering. In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, subsidiary guarantors may only be released from their guarantees in customary circumstances. In light of the above, please provide us with your analysis as to how the guarantees constitute “full and unconditional” guarantees, with a view to understanding how the guarantees satisfy the requirements of Rule 3-10 of Regulation S-X. In your analysis, please focus on Section 10.05(a) of the Indenture filed as Exhibit 4.1 to the Form 8-K filed on May 1, 2012.
Company Response: The Company submits that each of the subsidiary guarantees may only be released under “customary” circumstances in accordance with the guidance set forth in Section 2510.5 of the Financial Reporting Manual prepared by the staff of the Division of Corporation Finance (the “Manual”), and, therefore, the Company submits that it is entitled to rely on the exceptions contained in Rule 3-10 of Regulation S-X.  Section 10.05 provides that the subsidiary guarantees may be released in the following circumstances:

•
Sections 10.05(a) and (b): In connection with the sale or other disposition of all or substantially all of the assets of the guarantor and in connection with the sale or other disposition of the capital stock of the guarantor, in each case, subject to certain restrictions.  These sections are consistent with the first bullet under Section 2510.5 of the Manual which provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically when the subsidiary is sold or sells all of its assets.

•
Section 10.05(c): If the Company designates any restricted subsidiary that is a guarantor to be an unrestricted subsidiary in accordance with applicable provisions therein.  This section is consistent with the second bullet under Section 2510.5 which provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically if the subsidiary is declared “unrestricted” for covenant purposes.

•
Section 10.05(d): At such time as any guarantor ceases to guarantee any indebtedness of the Company under its revolving credit agreement. This section is consistent with the third bullet under Section 2510.5 of the Manual which provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically when the subsidiary’s guarantee of other indebtedness is terminated or released.

•
Section 10.05(e): upon defeasance or satisfaction and discharge of the notes and the Supplemental Indenture.  This section is consistent with the fourth bullet under Section 2510.5 of the Manual which provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically when the requirements of legal defeasance or covenant defeasance or discharge of the indenture have been satisfied.

There are no additional circumstances under which a subsidiary guarantee may be released under the Indenture. Because the subsidiary guarantees can only be released under the customary circumstances explicitly contemplated by, or closely analogous to, the guidance provided in the Manual, the Company submits that the subsidiary guarantees are “full and unconditional” in accordance with the requirements of Rule 3-10 of Regulation S-X.
Exhibit 5.1
14. We note counsel’s assumption in the second paragraph of the opinion letter that parties “had the power, corporate or otherwise, to enter into and perform all obligations thereunder,” and that counsel has also “assumed the due authorization by all requisite action, corporate or otherwise, by such parties. . .” Please have counsel revise to delete the assumptions with respect to the company and those subsidiary guarantors that are incorporated in Texas and Delaware. Counsel may assume these matters

United States Securities and Exchange Commission
October 16, 2013

for third parties but not for the aforementioned parties.
Company Response: Exhibit 5.1 has been revised to remove these assumptions as requested.
15. Please remove the assumption in paragraph (a) on page 2 of the opinion letter or explain why this assumption is necessary to the opinion rendered.
Company Response: Exhibit 5.1 has been revised to remove these assumptions as requested.
16. Please remove the language included in the second sentence of the third paragraph on page 2 of the opinion stating that …such laws do not affect any of the opinions set forth herein as this statement appears to be inaccurate, considering you refer to the opinions on Arkansas and Michigan law that separate counsel is providing.
Company Response: Exhibit 5.1 has been revised to exclude from such sentence the laws of Arkansas and Michigan which are addressed in the opinions in Exhibits 5.2 and 5.3.
Exhibit 5.2
17. We note counsel’s assumption in the third paragraph of the opinion letter that the parties “had the power, corporate or otherwise, to enter into and perform all obligations thereunder,” and that counsel “has also assumed the due authorization by all requisite action, corporate or otherwise, by such parties. . .” Please have counsel revise to delete the assumptions with respect to the company. Counsel may assume these matters for third parties but not for the company.
Company Response: Exhibit 5.2 has been revised to remove these assumptions as requested.
18. Please remove the assumption in paragraph (a) on page 2 of the opinion letter or explain why this assumption is necessary to the opinion rendered.
Company Response: Exhibit 5.2 has been revised to remove these assumptions as requested.
19. We note that counsel’s opinion is limited to the laws of the state of Arkansas and applicable federal law; however, the indenture is governed by the laws of the state of New York. We also note counsel’s opinion in point (4) on page two of the opinion letter that that guarantee will constitute a “valid and binding obligation” of the company. For the notes and guarantees being registered, counsel must opine on the laws of the state governing the indenture. Accordingly, please have counsel revise its opinion as necessary to ensure that its opinion as to whether the debt securities will constitute binding obligations of the company is under the state law governing the indenture, or delete the reference to “valid and binding obligation.”
Company Response: Exhibit 5.2 has been revised to no longer include an opinion that the guarantee will constitute a valid and binding obligation of such guarantor, as such opinion is being provided in Exhibit 5.1.
Exhibit 5.3
20. We note counsel’s statement on page 1 that counsel “[has] not reviewed any documents other than the documents listed in paragraphs (a) through (g) above.” Counsel must examine all documents necessary to render the required opinions. Please have counsel remove the limitation regarding the documents that counsel has examined, and ask counsel to include a statement that counsel has examined the enumerated documents and any other materials necessary and appropriate for counsel to render the required opinions.

United States Securities and Exchange Commission
October 16, 2013

Company Response: Exhibit 5.3 has been revised to remove the limitation as requested.
21. Please remove the assumption in paragraph (a) on page 2 of the opinion letter or explain why this assumption is necessary to the opinion rendered.
Company Response: Exhibit 5.3 has been revised to remove the assumption as requested.
22. Refer to the last paragraph of the opinion letter. It is inappropriate for counsel to attempt to limit reliance. You may limit reliance as to subject matter legality-but not as to who can rely upon it or when. Please have counsel revise accordingly.
Company Response: Exhibit 5.3 has been revised to remove the limitation as requested.
We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tammy Floyd, Vice President and Controller of the Company, at (210) 692-2764 or Gerry Spedale of Baker Botts L.L.P. at (713) 229-1734 with any questions or if you require additional information.
Sincerely,
/s/ Tammy V. Floyd
Tammy V. Floyd
Vice President and Controller